EXHIBIT 4.4
DESCRIPTION OF BWX TECHNOLOGIES, INC.
SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
General
BWX Technologies, Inc., a Delaware corporation (the “Company,” “we” or “us”), is authorized to issue two classes of securities: (i) up to 325,000,000 shares of common stock, par value of $0.01 per share, and (ii) up to 75,000,000 shares of preferred stock, par value of $0.01 per share. Our common stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and listed on The New York Stock Exchange under the ticker symbol “BWXT”. The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. No shares of preferred stock are currently outstanding.
In the discussion that follows, we have summarized provisions of our restated certificate of incorporation (our “certificate of incorporation”) and our amended and restated bylaws (our “bylaws”) relating to our common stock. This summary is not complete. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to our certificate of incorporation and our bylaws. We have filed copies of our certificate of incorporation and bylaws with the Securities and Exchange Commission as exhibits to our Annual Report on Form 10-K to which this description is an exhibit.
Description of Common Stock
Voting Rights. Each share of our common stock entitles its holder to one vote in the election of each director and on all other matters voted on generally by our stockholders, subject to the rights of the holders of any outstanding preferred stock.
Dividends. Subject to the preferences applicable to any outstanding preferred stock, holders of our common stock are entitled to dividends in such amounts and at such times as our board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends are paid at the discretion of our board of directors after taking into account various factors, including:

•	general business conditions;

•	industry practice;

•	our financial condition and performance;

•	our future prospects;

•	our cash needs and capital investment plans;

•	our obligations to holders of any preferred stock we may issue;

•	income tax consequences; and

•	the restrictions Delaware and other applicable laws and our credit arrangements then impose.
Liquidation. If we liquidate or dissolve our business, the holders of our common stock will share ratably in all our assets that are available for distribution to our stockholders after our creditors are paid in full and the holders of any outstanding preferred stock receive their liquidation preferences in full.
No Preemptive Rights. Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund. All shares of common stock are fully paid and nonassessable.
Exclusive Forum Provision. Our bylaws provide that, unless we consent in writing to the selection of an alternate forum, a state court located in the State of Delaware (or if no state court in Delaware has jurisdiction, then the federal district court for the District of Delaware) will be the exclusive forum for derivative suits and certain other state corporate law actions, including any action asserting a claim against the Company or any director, officer or other employee arising under Delaware corporation law, the certificate of incorporation or bylaws. This exclusive forum provision applies to claims arising under Delaware state law and would not apply to claims brought pursuant to the Exchange Act or the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that our board of directors opposes but that a stockholder might consider to be in its best interest.
No Stockholder Action by Written Consent. Our certificate of incorporation provides that our stockholders may act only at an annual or special meeting of stockholders and may not act by written consent.
Stockholders May Not Call A Special Meeting. Our certificate of incorporation and bylaws provide that only a majority of our board of directors or the chairman of our board of directors may call a special meeting of our stockholders.
Board Declassification; Size; Director Removal. Our certificate of incorporation provides for the phased-in declassification of our board of directors and the annual election of directors. Our board of directors is divided into three classes, with the terms of the classes elected at the annual meetings of stockholders held in 2017, 2018 and 2019, respectively, expiring at the third annual meeting of stockholders held after the election of such class of directors; provided that such division will terminate at the third annual meeting of stockholders held after the 2019 annual meeting of stockholders and the board of directors will cease to be classified at such time. Notwithstanding the preceding sentence, but subject to the rights, if any, of the holders of a series of preferred stock then outstanding, each director elected by the stockholders after the 2019 annual meeting of stockholders will serve for a term expiring at the first annual meeting of stockholders held after such director’s election. Each director will hold office until the annual meeting of stockholders at which that director’s term expires and, the foregoing notwithstanding, each director will serve until his or her successor will have been duly elected and qualified or until his or her earlier death, resignation or removal. Our certificate of incorporation provides that the number of directors will be fixed exclusively by, and may be increased or decreased exclusively by, our board of directors from time to time, but will not be less than three. Our certificate of incorporation provides that from and after the third annual meeting of stockholders following the 2019 annual meeting of stockholders, directors may be removed either with or without cause and, in either case, by the affirmative vote of the holders of a majority of the voting power of our outstanding stock. Until the third annual meeting of stockholders following the 2019 annual meeting of directors, directors may be removed only with cause or upon a board determination (as such terms are defined in our certificate of incorporation) and, in either case, by a vote of at least 80% of the voting power of our outstanding voting stock. A vacancy on our board of directors may be filled by a vote of a majority of the directors in office, and a director appointed to fill a vacancy serves for the remainder of the term of the class of directors in which the vacancy occurred. These provisions will prevent our stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Advance Notice Provisions. Our bylaws contain advance notice and other procedural requirements that apply to stockholder nominations of persons for election to our board of directors at any annual or special meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. In the case of any annual meeting, a stockholder proposing to nominate a person for election to our board of directors or proposing that any other action be taken must give our corporate secretary written notice of the proposal not less than 90 days and not more than 120 days before the anniversary of the date of the immediately preceding annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the anniversary of the immediately preceding annual meeting. If the chairman of our board of directors or a majority of our board of directors calls a special meeting of stockholders for the election of directors, a stockholder proposing to nominate a person for that election must give our corporate secretary written notice of the proposal not earlier than 120 days prior to that special meeting and not later than the last to occur of (i) 90 days prior to that special meeting or (ii) the 10th day following the day we publicly disclose the date of the special meeting. Our bylaws prescribe specific information that any such stockholder notice must contain. These advance notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be considered harmful or beneficial to us and our stockholders.
Supermajority Provisions. Our certificate of incorporation provides that our stockholders may adopt, amend and repeal our bylaws at any regular or special meeting of stockholders by a vote of at least 80% of the voting power of our outstanding voting stock, provided the notice of intention to adopt, amend or repeal the bylaws has been included in the notice of that meeting. Our certificate of incorporation also confers on our board of directors the power to adopt, amend or repeal our bylaws with the affirmative vote of a majority of the directors then in office.

Preferred Stock Issuance. Our certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to provide for the issuance of all or any shares of our preferred stock in one or more series and to determine the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series. The issuance of shares of our preferred stock or rights to purchase shares of our preferred stock could discourage an unsolicited acquisition proposal. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power of our common stockholders.
Statutory Business Combination Provision
As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•
before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•
on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (i) directors who are also officers of the corporation or (ii) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.